SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-3352	KWALLACH@STBLAW.COM

July 15, 2015

VIA EDGAR

Re:	Blue Buffalo Pet Products, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 8, 2015

CIK No. 0001609989

H. Roger Schwall

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Blue Buffalo Pet Products, Inc. (the “Company”), we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended, Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) relating to the proposed initial public offering of the Company’s common stock. We acknowledge the oral comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the opinion of Simpson Thacher & Bartlett LLP attached as Exhibit 5.1 to Amendment No. 2 to the Registration Statement on Form S-1 that was filed on July 8, 2015. In response to the Staff’s comments, we have revised the opinion attached as Exhibit 5.1 to the Registration Statement.

Please do not hesitate to contact me at (212) 455-3352 or Hui Lin at (212) 455-7862 with any questions you may have regarding this filing.

Very truly yours,

/s/ Kenneth B. Wallach

Kenneth B. Wallach